Exhibit 99(a)(1)(C)

THIS IS NOTIFICATION OF THE QUARTERLY REPURCHASE OFFER.
IF YOU ARE NOT INTERESTED IN SELLING YOUR SHARES AT THIS TIME,
KINDLY DISREGARD THIS NOTICE.
March 27, 2026
Dear Stockholder:

We have sent this letter to you to announce a repurchase offer (the “Offer”) by Prospect Floating Rate and Alternative Income Fund, Inc. (the “Company”). The purpose of this Offer is to provide liquidity to holders of shares of the Company’s common stock (including Class A, Class S, Class D and Class I Common Stock, the “Shares”), for which there is otherwise no public market, by offering to repurchase some or all of their Shares at a price equal to the net asset value per share for the relevant Share class ("NAV per share") as of April 30, 2026. As of March 27, 2026, there were no Class S or Class D Shares outstanding. The NAV per share as of January 31, 2026, for both Class A shares and Class I shares was $3.78 per share, but the NAV per share for the relevant Share class as of April 30, 2026 may be higher or lower than such amount. The Offer period will begin on March 27, 2026 and end at 4:00 P.M., Eastern Time, on April 29, 2026. Subject to the limitations contained in the offer to purchase dated March 27, 2026 (the "Offer to Purchase"), all properly completed and duly executed letters of transmittal returned to the Company will be processed on or about May 8, 2026.
IF YOU HAVE NO DESIRE TO SELL ANY OF YOUR SHARES AT A PRICE EQUAL TO THE COMPANY’S NET ASSET VALUE PER SHARE AS OF APRIL 30, 2026, PLEASE DISREGARD THIS NOTICE.
The Company will contact you again next quarter and each quarter thereafter to notify you if the Company intends to offer to repurchase a portion of its issued and outstanding Shares. If you would like to tender a portion or all of your Shares for repurchase at the NAV per share as of April 30, 2026, you must obtain from our website, or request that we mail to you, a copy of the Offer to Purchase and the related letter of transmittal (the "Letter of Transmittal") (which together, as they may be amended and supplemented from time to time, constitute the Offer) and other documents related to the Offer (which together, as they may be amended and supplemented from time to time, constitute the “Share Repurchase Package”). Please read the Share Repurchase Package carefully as it contains important information about the Offer. Requests for the Share Repurchase Package may be directed to the Company as follows.

Our website:	www.pfloat.com
Our phone number:	(212) 448-0702

Regular Mail: Prospect Floating Rate and Alternative Income Fund, Inc. c/o Ultimus Fund Solutions, LLC P.O. Box 46707 Cincinnati, Ohio 45246	Overnight Delivery: Prospect Floating Rate and Alternative Income Fund, Inc. c/o Ultimus Fund Solutions, LLC 225 Pictoria Drive, Suite 450 Cincinnati, OH 45246

Stockholders may also contact their financial advisor, broker, dealer, commercial bank or trust company for assistance concerning the Offer.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares. The Offer is made solely by the Offer to Purchase, dated March 27, 2026, and the related Letter of Transmittal, and any amendments or supplements thereto. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making or acceptance or offers to sell Shares would not be in compliance with the laws of that jurisdiction.

If you would like to tender a portion or all of your Shares for repurchase at the NAV per share as of April 30, 2026, please complete the Letter of Transmittal included with the Share Repurchase Package and return it to the Company at the address

Exhibit 99(a)(1)(C)

below. Please see the Offer to Purchase for conditions to the Offer including, but not limited to, the fact that the Company is only offering to repurchase up to the number of Shares that the Company can repurchase with the cash that has been retained by the Company during the quarter ended December 31, 2025 as a result of issuing shares through its distribution reinvestment plan (the “DRIP”) to those shareholders who have elected to receive their distributions in the form of additional shares rather than in cash.

All requests to tender Shares must be received in good order by the Company, at the address below, by 4:00 P.M., Eastern Time, on April 29, 2026.

For delivery by regular mail, registered, certified or express mail, by overnight courier or by personal delivery:

Regular Mail US Postal Service	(Overnight Mail - FedEx, UPS, DHL, etc.)
Prospect Floating Rate and Alternative Income Fund, Inc. c/o Ultimus Fund Solutions, LLC P.O. Box 46707 Cincinnati, Ohio 45246	Prospect Floating Rate and Alternative Income Fund, Inc. c/o Ultimus Fund Solutions, LLC 225 Pictoria Drive, Suite 450 Cincinnati, OH 45246
If you have any questions, please call your financial advisor or call the Company at (212) 448-0702.
Sincerely,
M. Grier Eliasek
President and Chief Executive Officer
Prospect Floating Rate and Alternative Income Fund, Inc.